MARKWEST HYDROCARBON, INC.	EXHIBIT 11
COMPUTATION OF EARNINGS PER COMMON SHARE
(000s, except per share data)

	For the Quarter Ended	For the Year Ended
	September 30, 2001	September 30, 2001

Net income (loss)	$(194)	$1,263

Weighted average number of outstanding shares of common stock	8,479	8,473

Basic earnings (loss) per share	$(0.02)	$0.15

Net income (loss)	$(194)	$1,263

Weighted average number of outstanding shares of common stock	8,479	8,473

Dilutive stock options	22	27
	8,501	8,500

Earnings (loss) per share assuming dilution	$(0.02)	$0.15